Form 62-103F1

EARLY WARNING REPORT

Item 1 - Security and Issuer

1.1 The securities and name and address of Issuer to which this report relates are:

 Common shares

Boreal Metals Corp.

Suite 340 - 233 West 1st Street

North Vancouver, BC V7M 1B3

1.2 The securities were acquired through the TSX Venture Exchange (the "Exchange").

Item 2 - Identity of the Acquiror

2.1 The name, principal business, jurisdiction of incorporation and address of the Acquiror are:

EMX Royalty Corporation

Publicly traded mineral exploration and royalty company incorporated in British Columbia

Suite 501, 543 Granville Street

Vancouver, BC V6C 1X8

2.2 The transaction described in Item 1.2 occurred on October 30, 2019.

2.3 The Acquiror does not have any joint actors in connection with the Issuer's securities.

Item 3 - Interest in Securities of the Issuer

3.1 The Acquiror acquired 791,000 common shares of the Issuer (representing 1.04% of the Issuer's outstanding common shares).

3.2 The Acquiror acquired ownership of the securities.

3.3  The transaction did not involve a securities lending arrangement.

3.4 (a) Immediately before the acquisition, the Acquiror had ownership of or control over 8,734,735 common shares (representing 11.49% of the Issuer's outstanding common shares) and warrants to purchase a further 1,995,672 common shares. If the warrants were exercised, the Acquiror would have had ownership of and control over 10,730,407 common shares of the Issuer (representing 13.75% of the common shares then outstanding).

(b) Immediately after the acquisition, the Acquiror has ownership of or control over 9,525,735 common shares (representing 12.53% of the Issuer's outstanding common shares) and warrants to purchase a further 1,995,672 common shares. If the warrants are exercised, the Acquiror will have ownership of and control over 11,521,407 common shares of the Issuer (representing 14.77% of the common shares then outstanding).

3.5 (a) The Acquiror has ownership of and control over 9,525,735 common shares (12.53% of the Issuer's outstanding common shares) and warrants to purchase a further 1,995,672 common shares then outstanding.

(b) The Acquiror does not have ownership of any common shares or securities convertible into or exercisable to purchase common shares over which control is exercised by persons other than the Acquiror.

(c) The Acquiror does not have exclusive or shared control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons other than the Acquiror.

(d) The Acquiror does not have deemed control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons other than the Acquiror.

3.6 The Acquiror does not have an interest in, or right or obligation associated with, a related financial instrument involving a common share of the Issuer, including a related financial instrument involving a common share or other security of the Issuer disclosed in this Item 3.

3.7 The Acquiror has not loaned securities of the Issuer pursuant to a securities lending arrangement.

3.9 The Acquiror has not entered into any transaction that had the effect of altering, directly or indirectly, its economic exposure to the Issuer.

Item 4 - Consideration Paid

4.1  The Acquiror paid consideration valued at a total of $39,550 ($0.05 per share) for the common shares acquired.

Item 5 - Purpose of the Transaction

The Acquiror acquired the securities for investment purposes.

The Acquiror does not have any plans or intention relating to or that would result in:

(a) the acquisition of further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the Issuer's current board of directors or management, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's articles, charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from or to cease to be authorized to be quoted on a marketplace;

(i) the Issuer ceasing to be a reporting issuer in any jurisdiction;

(j) soliciting proxies from securityholders; or

(k) any action similar to any of the foregoing.

Item 6 - Contracts, Agreements, Commitments or Understandings With Respect to Securities of the Issuer

In connection with the acquisition of the securities of the Issuer, the Acquiror has not entered into any agreements with the Issuer or any other entity with respect to its securities.

Item 7 - Change in Material Fact

Other than as set out herein, there are no changes in a material fact set out in a previous Early Warning Report filed by the Acquiror.

Item 8 - Exemption

In connection with this acquisition of the Issuer's securities, the Acquiror did not need to rely on an exemption from the requirements in securities legislation applicable to formal bids.

Item 9 - Certification

I, as the Acquiror, certify, or I, as the agent filing the report on behalf of the Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

October 31, 2019

Date

(signed) Christina Cepeliauskas

Signature

Chief Financial Officer

Name / Title

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.